UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT Pursuant to REGULATION A

Date of Report (Date of earliest event reported): February 14, 2023

Angel Studios, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Common Stock

ITEM 8.	CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

On February 14, 2023, Angel Studios, Inc. (“Angel”) entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with a third party investor for such investor to acquire 390,924 shares of Angel’s Class C common stock (the “Shares”) for aggregate consideration of $5,543,302.32 ($14.18 per Class C share). The transaction closed concurrently with the execution of the Purchase Agreement.

Angel has relied upon Rule 506(b) of Regulation D promulgated under the Securities Act to exempt the offer and sale of the Shares to the investor from the registration requirements of the Securities Act. Angel did not engage in general solicitation in offering the Shares to the investor and the investor is an “accredited investor” as such term is defined under Rule 501 of Regulation D.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angel Studios, Inc.

By:	/s/ Patrick Reilly
Patrick Reilly
Chief Financial Officer

Date: February 21, 2023